UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GUARANTY BANCORP

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

John M. Eggemeyer III
6051 El Tordo
Rancho Santa Fe, CA 92067
858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP
6051 El Tordo
Rancho Santa Fe, CA 92067
858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,429,849 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,429,849 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.2% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,429,849 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,429,849 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.2% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,560,320 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,560,320 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,320 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (1)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)           See Item 5 hereto.

CUSIP No. 40075T607	SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed with the SEC on August 6, 2010 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed with the SEC on August 2, 2011 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed with the SEC on October 3, 2011 (“Amendment No. 8”), and Amendment No. 9 to the Schedule 13D filed with the SEC on December 16, 2011 (“Amendment No. 9”) relating to the voting common stock, $0.001 par value per share (the “Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  This Amendment is being filed to report the removal of William J. Ruh as a reporting person. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 1.                                                         Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 1 of Amendment No. 9 with the following:

This statement relates to the voting common stock, $0.001 par value per share (the “Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver Colorado 80202.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of Amendment No. 9 with the following:

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; and John M. Eggemeyer III, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV. The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Eggemeyer is a citizen of the United States of America.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 9 with the following:

(a)                                 The percentages used in this statement on Schedule D are based upon 19,856,014 outstanding shares of Voting Common Stock, which excludes 515,149 shares in the form of unvested stock awards, outstanding as of October 28, 2013, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

CUSIP No. 40075T607	SCHEDULE 13D

John M. Eggemeyer III

John M. Eggemeyer III beneficially owns 1,560,320 shares of Voting Common Stock, or 7.9% of the outstanding Voting Common Stock.  Mr. Eggemeyer’s beneficial ownership includes 52,224 shares of Voting Common Stock owned directly, 2,105 shares of time-based restricted stock held by Castle Creek Advisors IV LLC, of which he is the Managing Principal, and 76,142 shares of Voting Common Stock for which he is sole trustee.  Mr. Eggemeyer’s beneficial ownership also includes 1,429,849 shares of Voting Common Stock beneficially owned by CCC IV, the sole general partner of Fund IV (i.e., Voting Common Stock owned by Fund IV may be regarded as being beneficially owned by CCC IV).  Mr. Eggemeyer is a managing principal of CCC IV.  Accordingly, Voting Common Stock owned or deemed to be owned by CCC IV may be regarded as being beneficially owned by Mr. Eggemeyer.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV and Fund IV, respectively, except to the extent of his respective pecuniary interests therein.

Castle Creek Capital IV LLC

CCC IV, as the sole general partner of Fund IV, beneficially owns 1,429,849 shares of Voting Common Stock, or 7.2% of the outstanding Voting Common Stock.  CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

Castle Creek Capital Partners IV, LP

Fund IV beneficially owns 1,429,849 shares of Voting Common Stock, or 7.2% of the outstanding Voting Common Stock.  Fund IV also owns 1,019,000 shares of the Company’s non-voting common stock, par value $0.001 per share (“Non-Voting Common Stock”), which represents 100% of the outstanding shares of Non-Voting Common Stock.  The Non-Voting Common Stock is convertible into Voting Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, subject to certain restrictions.  Since Fund IV does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(b)                                 For each Reporting Person, the following table indicates the number of shares of Voting Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	1,429,849	7.2%	1,429,849	0	1,429,849	0
Castle Creek Capital IV LLC (1)	1,429,849	7.2%	1,429,849	0	1,429,849	0
John M. Eggemeyer III (2)	1,560,320	7.9%	1,560,320	0	1,560,320	0

(1)         CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(2)         Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(c)                                  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Company.

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  Not applicable.

CUSIP No. 40075T607	SCHEDULE 13D

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of February 1, 2014, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.
Exhibit 2

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 3

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 4

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 5

Joinder to Investment Agreement, dated as of July 30, 2010, by and among Guaranty Bancorp and Castle Creek Capital Partners IV, LP. (Previously filed as Exhibit 10.1 to Amendment No. 6 to Schedule 13D).

Exhibit 6	Series A Convertible Preferred Stock Transaction Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011).
Exhibit 7	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).
Exhibit 8	Amendment No. 1 to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).
Exhibit 9

Amendment No. 2 to Investment Agreement (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Guaranty Bancorp with the SEC on February 12, 2010).

Exhibit 10	Amendment No. 3 to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011).
Exhibit 11

Amended and Restated Series A Convertible Preferred Stock Transaction Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011).

Exhibit 12	Purchase Plan, dated December 15, 2011, between Castle Creek Capital Partners IV, LP and Keefe, Bruyette & Woods, Inc. (previously filed as Exhibit 2 to Amendment No. 9 to Schedule 13D)
Exhibit 13	List of Transactions During 60 Days Preceding Filing of Amendment No. 9 to Schedule 13D (previously filed as Exhibit 3 to Amendment No. 9 to Schedule 13D).

CUSIP No. 40075T607	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2014

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

SIGNATURE PAGE TO AMENDMENT NO. 10 TO SCHEDULE 13D (GUARANTY BANCORP)

CUSIP No. 40075T607	SCHEDULE 13D

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of February 1, 2014, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.
Exhibit 2

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 3

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 4

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 5

Joinder to Investment Agreement, dated as of July 30, 2010, by and among Guaranty Bancorp and Castle Creek Capital Partners IV, LP. (Previously filed as Exhibit 10.1 to Amendment No. 6 to Schedule 13D).

Exhibit 6	Series A Convertible Preferred Stock Transaction Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011).
Exhibit 7	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).
Exhibit 8	Amendment No. 1 to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).
Exhibit 9

Amendment No. 2 to Investment Agreement (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Guaranty Bancorp with the SEC on February 12, 2010).

Exhibit 10	Amendment No. 3 to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011).
Exhibit 11

Amended and Restated Series A Convertible Preferred Stock Transaction Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011).

Exhibit 12	Purchase Plan, dated December 15, 2011, between Castle Creek Capital Partners IV, LP and Keefe, Bruyette & Woods, Inc. (previously filed as Exhibit 2 to Amendment No. 9 to Schedule 13D)
Exhibit 13	List of Transactions During 60 Days Preceding Filing of Amendment No. 9 to Schedule 13D (previously filed as Exhibit 3 to Amendment No. 9 to Schedule 13D).